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                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                       (Amendment No.)*

                           IBP, Inc.
 _____________________________________________________________
                       (Name of Issuer)

                         COMMON STOCK
 _____________________________________________________________
                (Title of Class of Securities)

                          449223-10-6
        ______________________________________________
                        (CUSIP Number)

D. J. Smith, Secretary Archer-Daniels-Midland Company, 4666 Faries Parkway, P. O. Box 1470, Decatur, IL 62525, Telephone:
(217)424-6183
______________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                         July 15, 1997
      ___________________________________________________
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement _X_. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of Securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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     PAGE 2

CUSIP NO.      449223-10-6                Page  2  of 5 Pages
_______________________________________________________________
1  NAME OF REPORTING PERSON
   S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Archer-Daniels-Midland Company
   I.R.S. Identification No. 41-0129150
_______________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a)__
                                                        (b)__
_______________________________________________________________
3  SEC USE ONLY

_______________________________________________________________
4  SOURCE OF FUNDS *
   WC
_______________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) _x_
   See Item 2
_______________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
_______________________________________________________________
             |7  SOLE VOTING POWER
   NUMBER OF |   5,555,200
    SHARES   |_________________________________________________
 BENEFICIALLY|8  SHARED VOTING POWER
   OWNED BY  |   -0-
     EACH    |_________________________________________________
   REPORTING |9  SOLE DISPOSITIVE POWER
    PERSON   |   5,555,200
   WITH      |_________________________________________________
             |10  SHARED DISPOSITIVE POWER
             |   -0-
_______________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
   5,555,200
_______________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES
   CERTAIN SHARES * __
_______________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   6.0% based on 92,067,635 shares outstanding
_______________________________________________________________
14 TYPE OF REPORTING PERSON *
   CO
_______________________________________________________________

* SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO.  449223-10-6                       Page 3 of 5 Pages


                ARCHER-DANIELS-MIDLAND COMPANY


          Statement Pursuant to Section 13(d) of the
                Securities Exchange Act of 1934


Item 1.   Security and Issuer.

       This Statement relates to the Common Stock, $0.05 par value, of IBP, Inc., a Delaware corporation (the "Issuer"), IBP
Avenue, P.O. Box 515, Dakota City, Nebraska 68731.

Item 2.   Identity and Background.

       The person filing this Statement is Archer-Daniels-Midland Company, a Delaware corporation ("ADM"), 4666 Faries Parkway, P.O. Box 1470, Decatur, Illinois 62525. ADM is a major processor of agricultural products for the food and feed industries, and it is one of the largest oilseed and vegetable oil processors, corn refiners and fuel alcohol producers, and wheat millers in the United States.

       Set forth in Appendix I with respect to each director and executive officer of ADM are his or her name, business address and present principal employment or occupation and the name and principal business and address of any corporation or other organization in which such employment or occupation is carried on. No person other than persons listed in Appendix I might be deemed to control ADM.

       On October 15, 1996, the Company pled guilty to a two count information in the Northern District of Illinois pursuant to an agreement with the Department of Justice. This information states that the Company engaged in anticompetitive conduct in connection with the sale of lysine and citric acid. In connection with its agreement the Company will pay the United States a fine of $70 million with respect to lysine and $30 million with respect to citric acid.

       Each of the directors and executive officers of ADM,
except F. Ross Johnson, M. Brian Mulroney, B. Cox and J. D.
McNamara, is a United States citizen.
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CUSIP NO.  449223-10-6                     Page 4 of 5 Pages



Item 3.   Source and Amount of Funds or Other Consideration.

       Since March 25, 1996, ADM has made purchases of the Common Stock of the Issuer on the open market (NYSE). The amounts and prices for the transactions which occurred in the last sixty (60) days are shown on Appendix II. All purchases were made from ADM's working capital.

Item 4.   Purpose of Transaction.

       ADM has purchased shares of the Common Stock of the Issuer for investment purposes. ADM may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares held by it.

       Except as set forth above, ADM has no plans nor proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

Item 5.   Interest in Securities of the Issuer.

       The Issuer is believed to have 92,067,635 shares of Common Stock outstanding. ADM beneficially owns 5,555,200 shares of the Common Stock of the Issuer or approximately 6.034% of the outstanding Common Stock described above and has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such shares. Neither ADM nor any director or executive officer of ADM beneficially owns or has a right to acquire, directly or indirectly, any additional Common Stock of the Issuer.

       During the past sixty days there have been no transactions in shares of Common Stock of the Issuer by ADM or any director or executive officer of ADM, other than as reported in Item 3.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer.

          None.

Item 7.   Materials to be Filed as Exhibits.

          None.
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CUSIP NO.  449223-10-6                Page 5 of 5 Pages


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:    July 23, 1997



                           ARCHER-DANIELS-MIDLAND COMPANY


                           /s/D. J. SMITH
                         By:D. J. Smith
                           Its Vice President and Secretary







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CUSIP NO.  449223-10-6                       APPENDIX I


                ARCHER-DANIELS-MIDLAND COMPANY


     Set forth below with respect to each director and executive officer of Archer-Daniels-Midland Company ("ADM") are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is 4666 Faries Parkway, P.O. Box 1470, Decatur, Illinois 62525); (b) his or her present principal employment or occupation and the name and (if not ADM) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Shares of the Issuer beneficially owned by him or her.


                           DIRECTORS

Dwayne O. Andreas:  (a) see above; (b) Chairman of the Board of
Directors of ADM; (c)    none.

G. Allen Andreas:  (a) see above; (b) President and Chief
Executive Officer of ADM; (c)      none.

S. M. Archer, Jr.:  (a) 4350 E. Camelback Road, 200 F, Phoenix,
AZ 85018; (b) private    investments; (c) none.

J. R. Block:  (a) 201 Park Washington Court, Falls Church, VA
22046; (b) President of Food Distributors International; (c) none.

Richard R. Burt:  (a) 1101 Connecticut Ave., N.W., Suite 804,
Washington, D.C. 20036;  (b) Chairman of International Equity
Partners, L.P.; (c) none.

M. H. Carter;  (a) 2090 S. Ohio, Salina, KS 67401; (b) Chairman
of the Board of     Sunflower Bank; (c) none.

G. O. Coan:  (a) P.O. Box 2210, Atlanta, GA 30301; (b) Chief
Executive Officer of Gold     Kist Inc.; (c) none.

F. Ross Johnson:  (a) 200 Galleria Parkway, Suite 970, Atlanta,
GA 30339; (b) Chairman   of the Board and Chief Executive
Officer of RJM Group, Inc.; (c) none.

M. Brian Mulroney:  (a) 1981 Avenue McGill College, Suite 1100,
Montreal, Quebec,   Canada H3A 3C1; (b) Honorable; (c) none.
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CUSIP NO.  449223-10-6             APPENDIX I continued


R. S. Strauss:  (a) 1333 New Hampshire Ave., N.W., Washington,
D.C. 20036; (b)     partner in law firm of Akin, Gump, Strauss,
Hauer & Feld; (c) none.

J. K. Vanier:  (a) Box 58, Salina, KS 67401; (b) President of
Star C, Inc. (investments and      livestock); (c) none.

O. G. Webb:  (a) P.O. Box 2500, Bloomington, IL 61702; (b)
Chairman of the Board and     President of GROWMARK, Inc.; (c)
none.

Andrew Young:  (a) 303 Peachtree St., N.E., Suite 4800,
Atlanta, GA 30308; (b) Co-Chairman of GoodWorks International,
LLC; (c) none.

                 OTHER EXECUTIVE OFFICERS

G. A. Andreas, Jr.:  (a) see above; (b) President and Chief
Executive Officer; (c) none.

C. T. Bayless:  (a) see above; (b) Executive Vice President;
(c) none.

M. L. Andreas: (a) see above; (b) Senior Vice President; (c) none.

B. D Kraft: (a) see above; (b) Senior Vice President; (c) none.

R. P. Reising: (a) see above; (b) Senior Vice President; (c) none.

L. W. Batchelder: (a) see above; (b) Group Vice President; (c) none.

H. E. Buoy:  (a) see above; (b) Group Vice President; (c) none.

L. H. Cunningham: (a) see above; (b) Group Vice President; (c) none.

C. L. Hamlin:  (a) 8000 West 110th Street, Overland Park, KS
66210; (b) Group Vice    President; (c) none.

J. C. Ielase: (a) see above; (b) Group Vice President; (c) none.

J. D. McNamara: (a) see above; (b) Group Vice President; (c) none.

P. Mulhollem:  (a) Church Manorway, Erith, Kent DA8 1DL,
England; (b) Group Vice  President; (c) none.

R. V. Preiksaitis:  (a) see above; (b) Group Vice President;
(c) none.
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CUSIP NO.  449223-10-6                APPENDIX  I  continued


D. J. Schmalz:  (a) see above; (b) Vice President and Chief
Financial Officer; (c) none.

D. J. Smith:  (a) see above; (b) Vice President, Secretary and
General Counsel; (c) none.

W. H. Camp:  (a) see above; (b) Vice President; (c) none.

Mark J. Cheviron:  (a) see above; (b) Vice President; (c) none.

B. Cox:  (a) Church Manorway, Erith, Kent DA8 1DL, England; (b)
Vice President; (c)      none.

E. A. Harjehausen:  (a) see above; (b) Vice President; (c)
None.

P. L. Krug, Jr.:  (a) 141 West Jackson Blvd. Suite 1610 A,
Chicago, IL; (b) Vice    President; (c) none.

J. E. Long:  (a) see above; (b) Vice President; (c) none.

J. McDonald:  (a) see above; (b) Vice President; (c) none.

B. Peterson:  (a) see above; (b) Vice President; (c) none.

J. G. Reed:  (a) Church Manorway, Erith, Kent DA8 1DL, England;
(b) Vice President;      (c) none.

J. D. Rice:  (a) see above; (b) Vice President; (c) none.

K. Robinson:  (a) see above; (b) Vice President; (c) none.

S. Yu:  (a) see above; (b) Vice President; (c) none.

C. P. Archer:  (a) see above; (b) Treasurer; (c) none.

S. R. Mills (a) see above; (b) Controller; (c) none.

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                         APPENDIX  II

            Marketable Securities - Purchase Detail
                        From: 05/23/97
                         To:  07/22/97

Trade                 # of                      Tran
Date                  Shares                    Price
_________             _______                   ______


                    Description:  IBP, Inc.

07/15/97              150,000                   23.000
07/15/97              268,600                   23.000
07/16/97               25,000                   22.875
07/17/97              200,000                   22.875
07/17/97               38,200                   22.750
07/18/97               68,600                   22.125
07/18/97              131,800                   22.250
07/18/97               23,800                   22.500
07/21/97              105,000                   22.188
                      ________                  ______

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